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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                                                                                                        January  2001

DESERT SUN MINING CORP.

(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto ,Ontario, Canada  M5H 2M5

Executive Offices

1.  Press releases, 3/6/2001, 6/14/2001

2.  Information Cirucular and Proxy, 1/19/2001

3.  Form 61-901F Schedule A, Interim Financial Statements, and B &C, Quarterly Report

     First Quarter Ended August 31, 2000

4.  Form 61-901F Schedule A, Interim Financial Statements, and B &C, Quarterly Report

     Third Quarter Ended November 30, 2000

5. Form 61-901F Schedule A, Interim Financial Statements, and B &C, Quarterly Report

     Third Quarter Ended February 28, 2001

6. Form 61-901F Schedule A, Interim Financial Statements, and B &C, Quarterly Report

     Third Quarter Ended May 31, 2001

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing  the  information  contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.    Yes ___     No xxx

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp. -- SEC File No. 0-29610

(Registrant)

Date: January 26, 2004       By /s/ Stan Bharti_______________________________

                                            Stan Bharti, President/CEO/Director

DESERT SUN MINING CORP.

630 – 470 Granville Street, Vancouver, British Columbia, V6C 1V5 Tel: 604-685-2542 Fax: 604-683-1797

CNDX EXCHANGE SYMBOL: DSM

March 6, 2001

NEWS RELEASE

Desert Sun Mining Corp. wishes to announce that it held its 2001 Annual General Meeting on February 23, 2001, at which Thomas R. Tough, Curtis Huber, and Satwinder Banipal were elected to the Board of Directors of the Company and DeVisser & Company, Chartered Accountants, was appointed the auditor of the Company for the ensuing year.

Following the meeting, Thomas R. Tough, P.Eng., Jatwinder Sidhu, and Lahkwindar Janda were reappointed President, Secretary, and Chief Financial Officer of the Company respectively.

Desert Sun Mining Corp. has entered into a formal earn-in option agreement whereby it has been granted the sole right and option to earn up to an 80% interest in the Tubutama Borate Project located near the town of Tubutama in the Altar Mining Agency, Sonora, Mexico. The agreement calls for the payment, in instalments, to the optionors of $50,000, the issuance of 120,000 common shares (at a deemed price of $0.19 per share), incurring expenditures of $250,000 on the project, and completing certain mine development over the course of the earn-in. Desert Sun may elect to proceed to artisanal production and earn an undivided 60% interest and /or proceed to full scale production and earn an 80% undivided interest in the project. Upon Desert Sun exercising its earn-in the parties involved will form a joint venture for the further development and operation of the project.

The project is comprised of two claims, covering 160 hectares (395 acres), with good road access and containing significant colemanite, howlite and gypsum mineralization exposed on the surface. The property is located some 75 kilometres southwest of Nogales, Sonora, near the Mexican and Arizona border and some 17 kilometres northwest of the village of Tubutama.

In the 1980's the Mexican government drilled 67 diamond drill holes to depths of 100 to 300metres in the Tubutama area. The associated study that also formed part of the investigation of the borate deposit was very positive.

Desert Sun plans to initiate an exploration programme consisting of detailed mapping, trenching and sampling of the colemanite exposures prior to diamond drilling to evaluate the deposit at depth and define an open-pitable borate resource. Assaying will include, boron, arsenic and other elements commonly found in playa evaporite deposits such as lithium, gypsum, iodine and bromine.

The title to the claims has been transferred to the Company's wholly owned subsidiary, **Desert Sun de Mexico S.R.L. de C.V.** that was also formed to carry out the work on the project.

On Behalf of the Board of Directors,

/s/ Thomas R. Tough

Thomas R. Tough, P. Eng.
President.

DESERT SUN MINING CORP.

630 – 470 Granville Street, Vancouver, British Columbia, V6C 1V5 Tel: 604-685-2542 Fax: 604-683-1797

CDNX SYMBOL: DSM
June 14, 2001

NEWS RELEASE

Desert Sun Mining Corp. (the "Company") announces that it granted Incentive Stock Options on 1,553,580 shares of the Company's capital stock, exercisable for a period of five years at a price of $0.12 per share.

The Options granted may not be exercised until Canadian Venture Exchange approval has been obtained.

On Behalf of the Board of Directors,

/s/Thomas R. Tough

Thomas R. Tough, P. Eng.
President.

DESERT SUN MINING CORP.

INFORMATION CIRCULAR
as at and dated January 19, 2001

Solicitation of Proxies

This information circular is furnished in connection with the solicitation of proxies by management of **Desert Sun Mining Corp.** (the "Company") for use at the 2001 annual general meeting (the "Meeting") of members of the Company to be held on February 23, 2001, at the time and place and for the purposes set forth in the notice of Meeting.

The cost of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Company. A member desiring to appoint some other person (who need not be a member) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of **Computershare Investor Services Inc.**, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6B 3B9, facsimile no.: (604) 683-3694 or to the Company's office, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A member who has given a proxy may revoke it by an instrument in writing delivered to the said office of Montreal Trust Company of Canada or the Company's office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

Voting of Proxies

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the member on any ballot that may be called for, and if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters which may properly come before the Meeting. As at the date of this information circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

Advance Notice of Annual General Meeting

Advance notice of the Meeting was published on December 22, 2000, pursuant to the requirements of section 111 of the *Company Act* of British Columbia and section 4 of the "Regulation" to the *Company Act*.

Voting Securities and Principal Holders Thereof

The voting securities of the Company consist of 49,978,344 common shares without par value. As at the date of this information circular, 12,991,818 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. January 19, 2001, has been fixed in advanced by the directors of the Company as the record date for the purpose of determining those members entitled to receive notice of, and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Corporation:

Name	Number of Voting Securities	Percentage
CDS &Co.*	3,694,203	28.43%

* Beneficial owners unknown

Appointment of Auditor

The persons named in the enclosed instrument of proxy intend to vote for the re-appointment of **De Visser & Company, Chartered Accountants** as the Company's auditor until the next annual general meeting of members at a remuneration to be fixed by the board of directors.

Election of Directors

The persons named in the following table are management's nominees to the board. Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the articles of the Company or unless he or she becomes disqualified to act as a director.

Name and Address of Nominee and Present Position with Company	Principal Occupation	Period From Which Nominee Has Been Director	Number of Approximate Voting Securities[1]
Thomas R. Tough Richmond, BC President and Director	Professional Engineer; Geological Consultant	September 5, 1985	532,408
Jane Tough Richmond, BC Director	Registered Nurse	May 7, 1987	815,824
Curtis Huber Vancouver, BC Director	Businessman	February 29, 2000	5,000

1 voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised

All of the proposed nominees are ordinarily resident in Canada.

The board of directors has not appointed an executive committee.

As the Company is a reporting company the directors of the Company are required to elect from their number an audit committee. **Thomas R. Tough**, **Curtis Huber** and **Jane Tough** are the three directors elected by the board of directors of the Company to the audit committee.

Statement of Executive Compensation

Compensation to Executive Officers

Thomas R. Tough is the Named Executive Officer of the Company as defined in Form 41 prescribed by the "Regulations" under the

Securities Act of the Province of British Columbia.

The criteria used in determining the amount of executive officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Company. For additional information with respect to incentive stock options granted to executive officers, please refer to the heading "Incentive Stock Options" below.

The following table sets forth particulars concerning the compensation of Named Executive Officers for the Company's previous three financial years:

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)[2]
Thomas R. Tough President	97/98 98/99 99/00	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	582,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	$60,000 $30,000[3] $15,000[4]

1 the value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus
2 for further details, refer to the heading "Management Contracts" below
3 For the financial year ended August 31, 1999, Mr. Tough reduced his management fee to $2,500 per month.
4 For the financial year ended August 31, 2000, Mr. Tough reduced his management fee to $1,250 per month.

Long Term Incentive Plan Awards to Named Executive Officers

No long term incentive plan awards were made to any Named Executive Officer during the financial year ended August 31, 2000.

Options & SARs Granted by Named Executive Officers

No individual grants of options to purchase or acquire securities of the Company or its subsidiaries, if any, or stock appreciation rights ("SARs") as defined in Form 41 prescribed in the "Regulations" under the *Securities Act* of British Columbia were made to Named Executive Officers of the Company during the year ended August 31, 2000.

Options & SARs Exercised by Named Executive Officers

The following table sets forth particulars concerning each exercise of options and SARs by each Named Executive Officer during the financial year ended August 31, 2000 and the financial year-end value of unexercised options and SARs:

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year
and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Thomas R. Tough	Nil	Nil	382,000(exercisable)	Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between either the Company or its subsidiaries and the Named Executive Officers except as referred to under the heading "Management Contracts" below.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial year ended August 31, 2000.

Management Contracts

The Company is party to a management contract with Thomas R. Tough, President of the Company, whereby Mr. Tough is engaged to perform management services at a cost of $15,000 per year.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company or its subsidiary during the financial year ended August 31, 2000.

Interest of Insiders In Material Transactions

During the year ended August 31, 2000, the Company incurred management fees of $30,000 with Thomas R. Tough.

The directors and officers of the Company have an interest in the resolutions concerning the election of directors and stock options. Otherwise no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Particulars of Other Matters to be Acted Upon

Directors' and Key Employees' Stock Options

Approval from both the members as a whole and Disinterested Shareholders is being sought by management to an empowering resolution approving all stock options granted in the past year, all stock option agreements and stock options amended in the past year, and for the grant of any new stock options; the establishment of a stock option plan, and the amendment of any stock option plans, stock option agreements or stock options which my be issued or granted by the Company in the ensuing year providing the same are in accordance with the policies of the Canadian Venture Exchange (the "Exchange"). As a consequence of obtaining the approvals of members and Disinterested Shareholders as sought, the Company will not be required to seek further approval of shareholders to any matter concerning stock options in the ensuing year. Shareholder approval is requested at this time in order to save the Company the expense of convening an extraordinary meeting of members specifically for the purpose of approving a specific grant of Insiders' stock options or any amendment to any existing stock option plans, stock option agreements or stock options made after the date of the annual general meeting.

The current Exchange policies applicable to venture companies provide that no more than 10% of the issued share capital of the company can be made subject to director's and employee's stock options at any one time unless the company has adopted a stock option plan and no more than 5% of the issued share capital of the company may be reserved for issuance to any one individual at the time of the grant of the stock options. Under certain circumstances options may be granted to consultants and investor relations personnel. The price at which the options may be granted is based on the trading price of the company's shares less any permitted discount.

If options are to be established under a stock option plan, the number of shares reserved for issuance under the plan must be fixed as to a number and the Exchange will generally not accept a reservation of more than 20% of the company's issued capital for the grant of options under the plan. Following 6 months the exercise price of the option may be renegotiated and the entire option may be renegotiated after one year from the date of issuance.

Disinterested Shareholder Approval (as defined below) for the grant of stock options must be obtained where: Insiders who are not directors or senior officers of the company are receiving stock options as consultants of the company or where a stock option plan, together with all of the company's other previously established or proposed stock option grants could result at any time in: (A) the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the outstanding issue; (B) the issuance to Insiders, within a one year period of a number of shares exceeding 10% of the outstanding issue; or (C) the issuance to any one Insider and such Insider's associates, within a one year period of a number of shares exceeding 5% of the outstanding issue;

Disinterested Shareholder Approval is defined as the approval of a majority of the votes cast at the shareholders meeting other than votes attaching to securities beneficially owned by: (i) Insiders to whom shares may be issued pursuant to the stock option plan; and (ii) associates of such Insiders.

The Company will register and tabulate the Disinterested Shareholders at the Meeting and record separately in the minutes of the Meeting the determination of (i) all members, including Disinterested Shareholders, and (ii) votes cast by Disinterested Shareholders on the motion concerning stock options.

A copy of the policies governing the grant of Incentive Stock Options of the Exchange is available for review during regular business hours at the office of the Company's solicitor, Werbes Sasges & Company, Suite 708 - 1111 West Hastings Street, Vancouver, B.C. V6E 2J3.

Stock Options Granted and Exercised in the Past Year

The Company did not grant incentive stock options during the financial year ended August 31, 2000.

Stock Options for the Ensuing Year

The Company intends to reserve 10% of the issued treasury shares of the Company for issuance to directors and key employees pursuant to stock option agreements entered into with them or to be entered into with them subject to Exchange approval and subject to disinterested member approval being obtained with respect to options granted to Insiders of the Company. Options granted will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

Each option will terminate at the close of business on the date which is the earlier of (a) 30 calendar days after which the optionee ceases to be a director, officer or employee or (b) such date as the board may determine at the time of grant.

Management knows of no other matters to come before the Meeting of members other than referred to in the notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

"Thomas R. Tough"

____

THOMAS R. TOUGH,
President

DESERT SUN MINING CORP. (the "Company")

P R O X Y

Type of Meeting:	**Annual General Meeting**	**Meeting Time:**	**10:00 a.m., Pacific Time**
Meeting Date:	**February 23, 2001**	**Meeting Location:**	**Boardroom, 708 - 1111 West Hastings Street, Vancouver, B.C.**

This proxy is solicited by the management of the Company.

The undersigned registered shareholder of the Company hereby appoints **Thomas R. Tough**, President of the Company, or failing him, **Jane Tough**, a Director of the Company, or in the place of the foregoing, ______________________________, *(Please Print Name)* as proxyholder for and on behalf of the undersigned, with the power of substitution, to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the annual general meeting of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the meeting or any adjournment thereof.

Resolutions (for full details of each item please see the notice of meeting and information circular which accompanied this proxy form).

	For	**Against**	**Abstain**
1. Approving acts of Directors:	_______	_______	_______
2. Approving Incentive Stock Options:	_______	_______	_______

	For	**Withhol d**
3. Appointing **DeVisser & Company, Chartered Accountants** as auditor at a remuneration to be fixed by the Directors	_______	_______
4. Electing **Thomas R. Tough** as director:	_______	_______
5. Electing **Jane Tough** as director:	_______	_______
6. Electing **Curtis Hubert** as director:	_______	_______

The undersigned hereby revokes any proxy previously given to attend and vote at the meeting

____

(Signature) *(Date)*

____

Please Print Name

Number of securities held if not otherwise specified.______________________

This proxy form is not valid unless it is signed and dated. If someone other than the registered shareholder of the Company signs this proxy on the shareholder's behalf, authorizing documentation acceptable to the Chairman of the meeting must be deposited with this proxy form. See reverse.

Notes:

Subject to the discretion of the chairman of the meeting, to be effective, this proxy form must be received at the office of **Computershare Investor Services Inc.** or the Company, by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the meeting. The following are the mailing address and facsimile number of **Computershare Investor Services Inc.**: Fourth Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.: (604) 683-3694.

1. If you cannot attend the meeting but wish to vote on the resolutions and to appoint one of the management nominees, please leave the wording appointing the management nominees as shown, sign and date and return the proxy form. **You have the right to appoint another person, who need not be a shareholder of the Company, to attend and act for you and on your behalf at the meeting.** If you wish to appoint another person, you may do so by crossing off the names of the management nominees and inserting your appointed proxyholder's name in the space provided. Your appointed proxyholder will then have to attend the meeting if your vote is to be counted. You may also appoint an alternate proxyholder to act in the place of an absent proxyholder.

2. The securities represented by this proxy form will be voted or withheld from voting in accordance with your instructions on any poll that may be called for in respect of any resolution and, if you have specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **Where no choice on a resolution is specified by you, this proxy form confers discretionary authority on your appointed proxyholder. In such case, a nominee of management acting as proxyholder will vote the securities as if you had specified an affirmative vote.** With respect to any amendments or variations in any of the resolutions shown on the proxy form, or other matters which may properly come before the meeting, the securities will be voted by the nominee appointed as the nominee in his or her sole discretion sees fit.

3. If you have returned a proxy form and later decide to vote in person, you may do so by attending the meeting. Please register your attendance with the Company's scrutineers at the meeting and inform them that you have previously returned a proxy form.

4. If the proxy form is signed on your behalf by your attorney or, if the shareholder is a corporation, by an officer or attorney for the corporation and is not under the corporation's common seal, the power of attorney or a director's resolution, as the case may be, or a notarial copy thereof, must accompany the proxy form.

5. A Proxy, to be effective, must be deposited at the office of the Company or the Trust Company, as noted above, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

FORM 61

QUARTERLY REPORT

quarterly

Incorporated as part of: ______x_____ **SCHEDULE A**

____________ **SCHEDULES B & C**

ISSUER DETAILS:

DESERT SUN MINING CORP.

#630 - 470 Granville Street

Vancouver, BC V6C 1V5

Telephone: (604) 685-2542

Fax: (604) 683-1797

Contact Person:	Thomas Tough
Contact's Position:	Director
Contact Telephone Number:	(604) 685-2542
For Quarter Ended:	August 31, 2000
Date of Report:	January 05, 2001

CERTIFICATE:

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name: Thomas R Tough *"Thomas Tough"*

Date Signed: January 05, 2001

Director Full Name: Jane Tough *"Jane Tough"*

Date Signed: January 05, 2001

DESERT SUN MINING CORP.

Consolidated Financial Statements

August 31, 2000
and
August 31, 1999

DE VISSER & COMPANY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

AUDITORS' REPORT

To the Directors of Desert Sun Mining Corp.,

We have audited the consolidated balance sheet of Desert Sun Mining Corp. as at August 31, 2000 and the consolidated statements of operations and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at August 31, 2000 and the results of its operations and cash flows for the year then ended in accordance with generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a basis consistent with that of the previous year.

The consolidated financial statements for the year ended August 31, 1999 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated January 20, 2000.

/s/ "De Visser & Company"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
January 5, 2001

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these consolidated financial statements. Although we conducted our audit in accordance with both Canadian and U.S. generally accepted auditing standards, our report to shareholders dated January 5, 2001 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the consolidated financial statements.

/s/ "De Visser & Company"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
January 5, 2001

DESERT SUN MINING CORP.
Consolidated Balance Sheets
As at August 31,

	2000 $	1999 $
A S S E T S		
Current Assets		
Cash	9,164	4,980
Accounts receivable	2,809	764
	11,973	5,744
Capital assets (note 6)	7,995	9,994
Resource property costs (note 3)	10,685	-
	30,653	15,738
L I A B I L I T I E S		
Current		
Accounts payable and accrued liabilities	89,058	140,077
Due to related parties (note 4)	56,837	151,251
	145,895	291,328
Non-controlling interest in Sun River Gold Phils. Inc. (note 3b)	-	7,080
	145,895	298,408
S H A R E H O L D E R S' D E F I C I E N C Y		
Share capital (note 5)	6,693,257	6,693,257
Special warrants (note 5b)	236,250	-
Deficit	(7,044,749)	(6,975,927)
Continuing operations (note 1)	(115,242)	(282,670)
	30,653	15,738

/s/ "Thomas R. Tough

Director

/s/ "Jane G. Tough"

Director

DESERT SUN MINING CORP.
Consolidated Statements of Operations and Deficit

For the Years Ended August 31,

	2000 $	1999 $
Revenue		
Interest income	3,465	-
Expenses		
Amortization	1,999	2,498
Bad debt	-	5,362
Bank charges and interest, net	1,004	-
Consulting	-	2,000
Foreign exchange	99	-
Forgiveness of debt	(5,860)	-
Investor relations and shareholders information	18	8,205
Management fees	15,000	30,000
Office and miscellaneous	1,856	11,737
Professional fees	45,211	62,022
Rent	14,145	16,024
Transfer agent, listing and filing fees	5,895	10,790
Travel and promotion	-	2,271
Write-off of resource property costs	-	745,810
Write-off of capital assets	-	7,053
	72,287	903,772
Loss before under noted	(75,902)	(903,772)
Elimination of non-controlling interest (note 3b)	7,080	-
Loss for the year	(68,822)	(903,772)
Deficit - beginning of year	(6,975,927)	(6,072,155)
Deficit - end of year	(7,044,749)	(6,975,927)
Loss per share (note 2)	$ (0.01)	$ (0.07)

DESERT SUN MINING CORP.
Consolidated Statements of Cash Flows
For the Years Ended August 31,

Cash Resources Provided By (Used In)

	2000 $	1999 $
Operating Activities		
Loss for the year	(68,822)	(903,772)
Items not affecting cash:		
Forgiveness of debt	(5,860)	-
Amortization	1,999	2,498
Elimination of non-controlling interest	(7,080)	-
Write-off of resource property costs	-	745,810
Write-off of capital assets	-	7,053
	(79,763)	(148,411)
Net changes in non-cash working capital components:		
Accounts receivable	(2,045)	10,565
Accounts payable and accrued liabilities	(45,159)	94,828
Due to related parties	(94,414)	62,818
Prepaid expenses	-	300
Security deposit	-	2,315
	(221,381)	22,415
Investing Activities		
Resource property costs	(10,685)	(92,080)
Financing Activities		
Issuance of special warrants	236,250	-
Issuance of common shares	-	1,150
	236,250	1,150
Net cash provided (used) during year	4,184	(68,515)
Cash - beginning of year	4,980	73,495
Cash - end of year	9,164	4,980

Supplemental Schedule of Non-Cash Investing and Financing Activities:

Issuance of shares for finder's fee	-	3,750
Amortization included in resource property costs	-	1,804

DESERT SUN MINING CORP.
Notes to the Consolidated Financial Statements
August 31, 2000

See accompanying notes to the consolidated financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and its principal activity is the acquisition and exploration of resource properties. The Company is currently in the exploration stage of developing its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

These consolidated financial statements have been prepared assuming the Company will continue as a going concern for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred substantial operating losses over the past several years, has a working capital deficiency of $133,922 (1999 - $285,584) and a capital deficiency of $115,242 (1999 - $282,670).

The ability of the Company to continue as a going concern is dependent upon its ability to generate profitable operations in the future and obtain additional financing. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Desert Sun de Mexico S.R.L. de C.V., a Mexican company, Sun River Gold Inc., a United States company (inactive), and its 40%-owned subsidiary, Sun River Gold Phils. Inc., a Philippine company.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid assets with remaining maturities of three months or less.

Capital Assets

Capital assets consist of office furniture and equipment and are recorded at cost and are amortized over their estimated useful economic lives on the declining-balance basis at the rate of 20% per annum.

Mineral Properties and Deferred Costs

Mineral exploration costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written-off.

The recover ability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production or proceeds from the disposition thereof.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Mineral Properties and Deferred Costs *(continued)*

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties.

Foreign Currency Translation

Items originating in a foreign currency included in the financial statements are translated into Canadian dollars using the temporal method at the following rates: monetary assets and liabilities at the rate in effect at the balance sheet date; non-monetary assets and liabilities at the rate in effect on the transaction date; revenue and expense items at the average rate for the year. Foreign exchange translation gains and losses are included in earnings during the year in which they occur.

Loss Per Share

Basic loss per share calculations are based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the year was 13,002,646 (1999 - 13,012,628). Fully diluted loss per share has not been presented due to its anti-dilutive effect.

Environmental Expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. To date, the Company has incurred no environmental expenditures relating to the exploration of mineral properties.

Financial Instruments

The Company's financial instruments consist of current assets and current liabilities. The fair values of the current assets and current liabilities approximate the carrying amounts due to the short-term nature of these instruments.

Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimated.

Share Capital

Share capital issued for non-monetary consideration is recorded at the fair market value of the shares on the date the agreement to issue the shares was entered into as determined by the Board of Directors of the Company, based on the trading price of the shares on the Canadian Venture Exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Share Capital *(continued)*

The proceeds from shares issued under flow-through share financing agreements are credited to share capital and the tax benefits of these exploration expenditures are transferred to the purchaser of the shares.

Costs incurred to issue shares are deducted from share capital.

Income Taxes

The Company has retroactively applied the new recommendations from the Canadian Institute of Chartered Accountants ("CICA") regarding accounting for income taxes. According to these new recommendations, the Company accounts for and measures future tax asset and liabilities in accordance with the liability method instead of the deferral method used in the past.

Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

The retroactive change in accounting policy for future income taxes had no effect on the financial statements of any of the periods presented.

3. RESOURCE PROPERTY COSTS

a) Tubutama Borate Project
Sonora, Mexico

The Company entered into an agreement dated May 30, 2000 to acquire up to an 80% interest in the Tubutama Borate Project in Sonora, Mexico ("Tubutama"). Under the terms of the agreement to acquire a 60% interest, the Company is required to make total cash payments of US$50,000 (US$5,000 paid), pay costs relating to the project since June 30, 1999 up to a maximum of US$5,000 (US$2,307 paid), issue 120,000 shares and incur $250,000 in exploration expenditures. The Company can earn a further 20% interest by completing the terms above within the time limits provided and preparing a positive feasibility report on the project.

Upon completion of the earn-in, the Company will form a joint venture with the optionor, under the terms of which the Company will become the Operator of the project.

A finder's fee relating to the acquisition of the Tubutama project, will be payable based on a sliding percentage scale applied to any future profits from the property.

2) Batangas Gold Projects
South Luzon Island, Philippines

Sun River Gold Phils. Inc., the Company's subsidiary, entered into an option agreement dated March 25, 1997 (amended November 3, 1997 and October 27, 1998) to acquire a 100% interest in the Batangas Gold Project in South Luzon Island, Philippines. Under the terms of the agreement, Sun River Gold Phils. Inc., at its option, is to make payments aggregating US$2,142,000 (US$175,000 paid) and incur exploration expenditures on the property totalling US$1,100,000 (US$320,000 incurred).

A 3% net smelter return ("NSR") royalty is payable to the vendors, with an additional 1% NSR payable to the holders of the titled surface rights and a 0.60% NSR payable to the holders of the untitled surface rights.

During the 1999 fiscal year, the Company's management wrote off all costs related to the project due to the inability of the optioner to obtain exploration permits.

4. DUE TO RELATED PARTIES

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The year end balances referred to above are non-interest bearing, unsecured, and receivable or payable on demand and have arisen from the provision of services and expense reimbursements or advances described.

The Company owes the president and his private company $21,288 (1999 - $131,689) for management fees, expense reimbursements and loans to the Company

The Company owes a company with directors in common $23,870 (1999 - $17,362) for rent and other expense reimbursements.

The Company owes a former director and his private company $11,679 (1999 - $2,200) for loans and expense reimbursements.

Related parties not disclosed elsewhere in these financial statements are as follows:

	2000 $	1999 $
Management fees paid or accrued to an officer and director	15,000	30,000
Legal fees paid or accrued to a director of a subsidiary company	-	4,662
	15,000	34,662

5. **SHARE CAPITAL**

a) Authorized Share Capital consists of 49,978,342 (1999- 50,000,000) common shares without par value.

	Price Per Share $	Number of Shares $	$
Issued at August 31, 1998	13,004,063		6,688,357
Finder's fee	4,411	0.85	3,750
Warrants	5,000	0.23	1,150
	9,411		4,900
Issued at August 31, 1999	13,013,474		6,693,257
Shares held in escrow cancelled	(21,656)		-
Issued at August 31, 2000	12,991,818		6,693,257

2) Summary of stock options and special warrants outstanding at August 31, 2000:

Type of Issue	Number Outstanding	Exercise Price $	Expiry Date
Stock options	50,000	0.20	September 16, 2003
	1,013,900	0.23	April 8, 2004
	1,063,900		

Special warrants*	2,500,000	0.105	May 5, 2001

* Each special warrant is convertible into a unit comprising of one share and a warrant to purchase another share at a price of $0.14 per share prior to May 5, 2002.

6. CAPITAL ASSETS

	2000			1999
	Cost $	Accumulated Amortization $	Net Book Value $	Net Book Value $
Office furniture and equipment	25,585	17,590	7,995	9,994

7. COMMITMENT

The Company has a management agreement with an officer and director for an annually-renewable contract based on its fiscal year with remuneration of $60,000 per annum. This amount was reduced by the director and officer to $15,000 for the 2000 year and $30,000 for the 1999 year.

8. CONTINGENT LIABILITY

The Company is in dispute of an invoice in the amount of US$6,252. Management is of the opinion that no amount is owed as the services were not rendered. At year end, the two parties had not come to a resolution and no amount has been accrued in the consolidated financial statements as the amount of any future settlement is indeterminable. Any future payments made in connection with this matter will be recorded in the accounts at the time they are made.

9. INCOME TAXES

The Company has income tax losses carried forward of approximately $4,148,861 available to reduce future taxable income prior to August 31, 2007 and has resource deductions available in the amount of approximately $277,000. The potential future tax benefits of these losses and expenditures have not been recognized in the accounts of the Company.

10. COMPARATIVE FIGURES

Certain of the prior year's comparative figures have been reclassified in conformity with the current year's presentation.

11. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures are deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following (a) to (e) provides a summary of the impact of these financial statements that would result from the hypothetical application of U.S. accounting standards to mineral property costs.

	2000	1999	1998
1) **Assets**	$	$	$
Resource Property			
Resource property following Canadian GAAP	10,685	649,980	313,846
Less: Exploration costs	(10,685)	(649,980)	(313,846)
Resource property following U.S. GAAP	-	-	-
2) **Operations**			
Net loss following Canadian GAAP	(68,822)	(903,772)	(311,640)
Exploration costs expensed under U.S. GAAP	(10,685)	(95,830)	(353,880)
Exploration costs written-off following Canadian GAAP	-	745,810	42,154
Net loss under U.S. GAAP	(79,507)	(253,792)	(623,366)
3) **Deficit**			
Closing deficit under Canadian GAAP	(7,044,749)	(6,975,927)	(6,072,155)
Adjustment to deficit for exploration expenditures written-off under U.S. GAAP	(10,685)	(649,980)	(313,846)
Closing deficit under U.S. GAAP	(7,055,434)	(7,625,907)	(6,386,001)

11. **DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)** *(continued)*

	2000	1999	1998
	$	$	$
4) **Cash Flows - Operating Activities**			
Cash from (applied to) operations under Canadian GAAP	(221,381)	22,415	(207,103)
Add: net loss following Canadian GAAP	68,822	903,772	311,640
Less: net loss following U.S. GAAP	(79,507)	(253,792)	(623,366)
Less: mineral property costs written-off	-	(745,810)	(42,154)
Add: non-cash mineral property expenditures	-	3,750	-

expensed under U.S. GAAP			
Net cash used in operating activities under U.S. GAAP	(232,066)	(69,665)	(560,983)

5) **Cash Flows - Investing Activities**

Cash applied to investing activities under Canadian GAAP	(10,685)	(92,080)	(355,320)
Adjustment for net mineral property expenditures expensed under U.S. GAAP	10,685	92,080	353,880
Net cash investing activities under U.S. GAAP	-	-	(1,440)

6) **Stock Options**

In accordance with SFAS 123, the following is a summary of the changes in the Company's stock options for the 2000, 1999 and 1998 fiscal years.

	2000		1999		1998	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$		$
Fixed options						
Balance at beginning of year	1,063,900	0.23	1,013,900	0.23	937,210	0.72
Granted			50,000	0.22	1,263,900	0.23
Expired/Cancelled					(1,187,210)	0.49
Outstanding and exercisable at end of year	1,063,900		1,063,900	0.23	1,013,900	0.23

The following is a summary of the Company's net loss and basic and diluted loss per share as reported and pro-forma as if the fair value based method of accounting defined in SFAS 123 had been applied for the 2000, 1999 and 1998 fiscal years:

	2000		1999		1998	
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
	$	$	$	$	$	$
Net loss for the year	68,822	68,822	903,772	903,772	311,640	324,279
Basic and diluted loss per share	0.01	0.01	0.07	0.07	0.02	0.03

11. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) *(continued)*

7) Loss per Share

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share. Under U.S. GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

Additionally, Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128") replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock is computed similarly to fully-diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	August 31,		
	2000	1999	1998
	$	$	$
Numerator: Net loss for the year under U.S. GAAP	(79,507)	(253,792)	(625,486)
Denominator: Weighted-average number of shares under Canadian GAAP	13,002,646	13,012,628	12,731,050
Adjustment required under U.S. GAAP (escrow shares)	(694,377)	(749,980)	(749,980)
Weighted-average number of shares under U.S. GAAP	12,308,269	12,262,648	11,981,070
Basic and diluted loss per share under U.S. GAAP	$ (0.01)	$ (0.02)	$ (0.05)

FORM 61

QUARTERLY REPORT

quarterly

Incorporated as part of: ______ ____ **SCHEDULE A**
_______X___ **SCHEDULES B & C**

ISSUER DETAILS:

DESERT SUN MINING CORP.
#630 - 470 Granville Street
Vancouver, BC V6C 1V5

Telephone: (604) 685-2542
Fax: (604) 683-1797

Contact Person:	Thomas Tough
Contact's Position:	Director
Contact Telephone Number:	(604) 685-2542
For Quarter Ended:	August 31, 2000
Date of Report:	January 05, 2001

CERTIFICATE:

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name: Thomas R Tough ___*"Thomas Tough"*___
Date Signed: January 05, 2001

Director Full Name: Jane Tough ___*"Jane Tough"*___
Date Signed: January 05, 2001

SCHEDULE B: SUPPLEMENTARY INFORMATION

For the current fiscal year to date:

Deferred costs, exploration and development: Refer to the Notes to the Consolidated Financial Statements.

Expenditures to non-arms length parties: Refer to the Notes to the Consolidated Financial Statements.

For the quarter under review:

Securities cancelled: Nil

Options granted: Nil

As at the end of the quarter:

Authorized capital: 49,978,342 common shares without par value
Issued and outstanding: 12,991,818

Summary of options, warrants and convertible securities outstanding:

Security	Number Outstanding	Exercise Price	Expiry Date
		$	
Options	50,000	0.20	September 16, 2003
	1,013,900	0.23	April 8, 2003
Special Warrants	2,500,000	0.105	May 5, 2001

3) Shares in escrow: 546,238

4) Directors: Thomas R. Tough
Jane G. Tough
Curtis Huber

SCHEDULE C: MANAGEMENT DISCUSSION

During the quarterly period from May 31, 2000 to August, 31, 2000:

The Company has continued efforts in its acquisition and finalization of agreements pertaining to the sole and exclusive right and option to earn up to an 80% interest in the Tubutama Borate Project in the Altar Mining Agency, Sonora, Mexico, by paying the optionors $50,000, issuing the optionors 120,000 common shares (at a deemed price of $0.19 per share), incurring expenditures of $250,000 on the project, and completing certain mine development work, all in installments over the course of the earn-in. The Company may elect to proceed to artisanal production on the project and earn a 60% undivided interest or proceed to full scale commercial production and earn an 80% undivided interest. Upon the interest of the Company being determined under the earn-in, the parties will form a joint venture for the further development and operation of the project.

The completion of formal agreements and the notice of the agreements have been accepted for filing by the Canadian Venture Exchange.

The Company has completed the formation of a wholly owned subsidiary, Desert Sun de Mexico SRL, and is currently completing the transfer of the titles to the claims that comprise the Tubutama borate (colemanite) project to Desert Sun de Mexico SRL.

CHANGES IN MANAGEMENT

No changes were made to management during this quarter.

SPECIAL RESOLUTIONS PASSED BY SHAREHOLDERS:

On March 1, 2000 the members of the Company passed a resolution to complete a Private Placement consisting of the sale of up to $262,500 of its securities through the placement of up to 2,500,000 special warrants (individually a "Special Warrant") at $0.105 per Special Warrant. Each Special Warrant will entitle the holder to receive on the exercise of the Special Warrant, for no additional' consideration, one unit (a unit) consisting of one common share of the Company (a "Share") and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company for $0.14 within two years of the payment date of the Special Warrants (the "Payment Date").
The Private Placement was completed and a finder's fee of 10% of the gross proceeds is to be paid.

INVESTOR RELATIONS:

The Company is not a party to any investor relation contracts and no significant investor relation activities were undertaken by or on behalf of the Company during the last quarter.

FINANCIAL ANALYSIS

Other than minimal administration costs, a total of $11,074 have been expended on set up costs for the Tubutama Project acquisition, Sonora, Mexico

FORM 61

QUARTERLY REPORT

quarterly

Incorporated as part of: ______x_____ **SCHEDULE A**
____________ **SCHEDULES B & C**

ISSUER DETAILS:

DESERT SUN MINING CORP.
#630 - 470 Granville Street
Vancouver, BC V6C 1V5

Telephone: (604) 685-2542
Fax: (604) 683-1797

Contact Person:	Thomas Tough
Contact's Position:	Director
Contact Telephone Number:	(604) 685-2542
For Quarter Ended:	November 30, 2000
Date of Report:	January 26, 2001

CERTIFICATE:

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name: Thomas R Tough — *"Thomas Tough"*
Date Signed: January 26, 2001

Director Full Name: Jane Tough — *"Jane Tough"*
Date Signed: January 26, 2001

DESERT SUN MINING CORP.

Interim Financial Statements

November 30, 2000

DE VISSER & COMPANY

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC
V6C 1L6

TEL: (604) 687-5447
FAX: (604) 687-5447

NOTICE TO READER

We have compiled the balance sheet of Desert Sun Mining Corp. as at November 30, 2000 and the statements of operations and deficit and cash flows for the three month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"De Visser & Company"

CHARTERED ACCOUNTANTS
Vancouver, B.C.
January 26, 2001

DESERT SUN MINING CORP.
Consolidated Balance Sheets
As at November 30,

	2000	1999
	$	$
ASSETS		
Current Assets		
Cash	4,863	6,746
Accounts receivable	3,013	972
	7,876	7,718
Capital assets	7,595	9,494
Resource property costs	10,685	11,074
	26,156	28,286
LIABILITIES		
Current		
Accounts payable and accrued liabilities	93,054	138,099
Due to related parties	57,830	169,978
Loan payable	-	15,000
	150,884	323,077
Non-controlling interest in Sun River Gold Phils. Inc.	-	7,080
	150,884	330,157
SHAREHOLDERS' DEFICIENCY		
Share capital	6,693,257	6,693,257
Special warrants	236,250	-
Deficit	(7,054,235)	(6,995,128)
	(124,728)	(301,871)
	26,156	28,286

DESERT SUN MINING CORP.

Consolidated Statements of Operations and Deficit

For the Nine Month Periods Ended November 30,

	2000	1999
	$	$
Revenue		
Interest Income	60	-
Expenses		
Accounting and Legal	1,000	-
Amortization	400	500
Management fee	-	15,000
Office and miscellaneous	2,834	218
Rent	1,500	3,483
Transfer agent, listing and filing fees	3,812	-
	9,546	19,201
Loss for the period	(9,486)	(19,201)
Deficit - beginning of period	(7,044,749)	(6,975,927)
Deficit - end of period	(7,054,235)	(6,995,128)
Loss per share	$	$

DESERT SUN MINING CORP.

Consolidated Statements of Cash Flows

For the Nine Month Periods Ended November 30,

Cash Resources Provided By (Used In)	2000 $	1999 $
Operating Activities		
Loss for the period	(9,486)	(903,772)
Item not affecting cash:		
Amortization	400	500
	(9,086)	(18,701)
Net changes in non-cash working capital components:		
Accounts receivable	(204)	(208)
Accounts payable and accrued liabilities	3,996	(1,978)
Due to related party	993	18,727
	(4,301)	(2,160)
Investing Activities		
Resource property costs	-	(11,074)
Financing Activities		
Loan payable	-	15,000
Net cash (used) provided during period	(4,301)	1,766
Cash - beginning of period	9,164	4,980
Cash - end of period	4,863	6,746

FORM 61

QUARTERLY REPORT
quarterly

Incorporated as part of: ______ _____ **SCHEDULE A**
______x_____ **SCHEDULES B & C**

ISSUER DETAILS:

DESERT SUN MINING CORP.
#630 - 470 Granville Street
Vancouver, BC V6C 1V5

Telephone: (604) 685-2542
Fax: (604) 683-1797

Contact Person:	Thomas Tough
Contact's Position:	Director
Contact Telephone Number:	(604) 685-2542
For Quarter Ended:	November 30, 2000
Date of Report:	January 26, 2001

CERTIFICATE:

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name: Thomas R Tough *"Thomas Tough"*
Date Signed: January 26, 2001

Director Full Name: Jane Tough *"Jane Tough"*
Date Signed: January 26, 2001

DESERT SUN MINING CORP.
Quarterly Report
November 30, 2000

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

a) Deferred costs, exploration and development:	$10,685
b) Expenditures to non-arms length parties: Management fee paid to a director and officer.	-

2. For the quarter under review:

a) Securities issued: NIL

b) Options granted: Nil

As at the end of the quarter:

a) Authorized capital: 49,978,342 common shares without par value
Issued and outstanding: 12,991,818

b) Summary of options, warrants, and convertible securities outstanding:

Security	Number Outstanding	Exercise Price	Expiry Date
		$	
Options	914,282	0.23	37718
Special Warrants	2,500,000	0.105	37015

c) Shares in escrow: 546,238

d) Directors:

Thomas R. Tough
Jane G. Tough
Curtis Huber

DESERT SUN MINING CORP.
Quarterly Report
November 30, 2000

SCHEDULE C

REVIEW OF OPERATIONS

During the quarterly period from September 1, 2000 to November 30, 2000:

The Company has continued efforts in its acquisition and finalization of agreements pertaining to the sole and exclusive right and option to earn up to an 80% interest in the Tubutama Borate Project in the Altar Mining Agency, Sonora, Mexico, by paying the optionors $50,000, issuing the optionors 120,000 common shares (at a deemed price of $0.19 per share), incurring expenditures of $250,000 on the project, and completing certain mine development work, all in installments over the course of the earn-in. The Company may elect to proceed to artisanal production on the project and earn a 60% undivided interest or proceed to full scale commercial production and earn an 80% undivided interest. Upon the interest of the Company being determined under the earn-in, the parties will form a joint venture for the further development and operation of the project. A finder's fee is payable.

The transaction is subject to the completion of formal agreements and notice of those agreements being accepted for filing by the Canadian Venture Exchange. The Canadian Venture Exchange has accepted the agreements for filing.

The Company has completed the formation of a wholly owned subsidiary, Desert Sun de Mexico SRL, and is currently completing the transfer of the titles to the claims that comprise the Tubutama borate (colemanite) project to Desert Sun de Mexico SRL.

CHANGES IN MANAGEMENT

No changes were made to management during this quarter.

SPECIAL RESOLUTIONS PASSED BY SHAREHOLDERS:

On March 1, 2000 the members of the Company passed a resolution to complete a Private Placement consisting of the sale of up to $262,500 of its securities through the placement of up to 2,500,000 special warrants (individually a "Special Warrant") at $0. 105 per Special Warrant. Each Special Warrant will entitle the holder to receive on the exercise of the Special Warrant, for no additional' consideration, one unit (a unit) consisting of one common share of the Company (a "Share") and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company for $0.14 within two years of the payment date of the Special Warrants (the "Payment Date"). A finder' s fee of 10% of the gross proceeds is to be paid. The private placement has successfully closed.

INVESTOR RELATIONS:

The Company is not a party to any investor relation contracts and no significant investor relation activities were undertaken by or on behalf of the Company during the last quarter.

FINANCIAL ANALYSIS

Other than minimal administration costs, a total of $16,266 have been expended on set up costs for the Tubutama Project acquisition, Sonora, Mexico

FORM 61
QUARTERLY REPORT

Incorporated as part of: **SCHEDULE A**

ISSUER DETAILS:

DESERT SUN MINING CORP.
#630 - 470 Granville Street
Vancouver, BC V6C 1V5

Telephone: (604) 685-2542
Fax: (604) 683-1797

Contact Person:	Thomas R. Tough
Contact's Position:	Director
Contact Telephone Number:	(604) 685-2542
For Quarter Ended:	February 28, 2001
Date of Report:	April 27, 2001

CERTIFICATE:

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name: Thomas R Tough *"Thomas R. Tough"*
Date Signed: April 27, 2001

Director Full Name: Curtis R. Huber *"Curtis R. Huber"*
Date Signed: April 27, 2001

DESERT SUN MINING CORP.

Interim Financial Statements

February 28, 2001

DE VISSER & COMPANY

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC
V6C 1L6

FAX: (604) 687-5447

NOTICE TO READER

We have compiled the balance sheet of Desert Sun Mining Corp. as at February 28, 2001 and the statements of operations and deficit and cash flows for the six month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"De Visser & Company"

CHARTERED ACCOUNTANTS
Vancouver, B.C.
April 25, 2001

DESERT SUN MINING CORP.
Consolidated Balance Sheet
As at

	February 28, 2001 $	February 29, 2000 $
A S S E T S		
Current Assets		
Cash	2,652	190
Accounts receivable	3,643	1,961
	6,295	2,151
Capital assets	7,216	8,994
Resource property costs	12,625	14,422
	26,136	25,567
L I A B I L I T I E S		
Current		
Loan payable	-	15,000
Accounts payable and accrued liabilities	99,488	101,003
Due to related parties	60,830	225,944
	160,318	341,947
Non-controlling interest in Sun River Gold (Phils.) Inc.	-	7,080
	160,318	349,027
S H A R E H O L D E R S' D E F I C I E N C Y		
Share Capital	6,693,257	6,693,257
Special warrants (note 4)	236,250	-
Deficit	(7,063,689)	(7,016,717)
Continuing operations (note 1)	(134,182)	(323,460)
	26,136	25,567

DESERT SUN MINING CORP.
Consolidated Statements of Operations
For the Six Months Ended

	February 28, 2001 $	February 29, 2000 $
Revenue		
Interest revenue	81	-
Expenses		
Administrative services	1,291	-
Amortization	780	1,000
Bank charges and interest, net	195	384
Foreign exchange	-	76
Investor relations and shareholders information	725	18
Management fee	-	15,000
Office and miscellaneous	487	1,667
Professional fees	2,639	12,560
Rent	2,500	6,628
Trust and filing	10,404	3,457
	19,021	40,790
Loss for the period	(18,940)	(40,790)
Deficit - beginning of period	(7,044,749)	(6,975,927)
Deficit - end of period	(7,063,689)	(7,016,717)
Loss per share	$ (0.00)	$ (0.00)
Weighted average number of shares outstanding	12,991,818	13,013,474

DESERT SUN MINING CORP.
Consolidated Statements of Cash Flows
For the Six Months Ended

Cash Resources Provided By (Used In)	February 28, 2001 $	February 29, 2000 $
Operating Activities		
Loss for the period	(18,940)	(40,790)
Items not affecting cash		
Amortization	780	1,000
	(18,160)	(39,790)
Net changes in non-cash working capital components		
Accounts receivable	(834)	(1,197)
Accounts payable and accrued liabilities	10,429	(39,074)
Due to related parties	3,993	74,693
Loan payable	-	15,000
	(4,572)	9,632
Investing Activities		
Resource property costs	(1,940)	(14,422)
Net cash used during period	(6,512)	(4,790)
Cash - beginning of period	9,164	4,980
Cash - end of period	2,652	190

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and its principal activity is the acquisition and exploration of resource properties. The Company is currently in the exploration stage of developing its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

These consolidated financial statements have been prepared assuming the Company will continue as a going concern for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred substantial operating losses over the past several years, has a working capital deficiency of $154,023 (2000 - $339,796) and a capital deficiency of $134,182 (2000 - $323,460).

The ability of the Company to continue as a going concern is dependent upon its ability to generate profitable operations in the future and obtain additional financing. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2. ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The accompanying unaudited interim consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements dated August 31, 2000. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected. The results for the six months ended February 28, 2001 are stated utilizing the same accounting policies and methods of application as the most recent audited consolidated financial statements, but are not necessarily indicative of the results to be expected for the full year.

3. DUE TO RELATED PARTIES

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The year end balances referred to above are non-interest bearing, unsecured, and receivable or payable on demand and have arisen from the provision of services and expense reimbursements or advances described.

The Company owes the president and his private company $22,332 (August 31, 2000 - $21,288) for management fees, expense reimbursements and loans to the Company

The Company owes a company with directors in common $28,018 (August 31, 2000 - $23,870) for rent and other expense reimbursements.

The Company owes a former director and his private company $10,479 (August 31, 2000 - $11,679) for loans and expense reimbursements.

4. SPECIAL WARRANTS

Each special warrant is convertible into a unit comprised of one share and a warrant to purchase another share at a price of $0.14 per share prior to May 5, 2002.

FORM 61
QUARTERLY REPORT

Incorporated as part of: **SCHEDULES B & C**

ISSUER DETAILS:

DESERT SUN MINING CORP.
#630 - 470 Granville Street
Vancouver, BC V6C 1V5

Telephone: (604) 685-2542
Fax: (604) 683-1797

Contact Person:	Thomas R. Tough
Contact's Position:	Director
Contact Telephone Number:	(604) 685-2542
For Quarter Ended:	February 28, 2001
Date of Report:	April 27, 2001

CERTIFICATE:

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name: Thomas R Tough *"Thomas R. Tough"*
Date Signed: April 27, 2001

Director Full Name: Curtis R. Huber *"Curtis R. Huber"*
Date Signed: April 27, 2001

DESERT SUN MINING CORP.
Quarterly Report
February 28, 2001

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

a) Deferred costs, exploration and development: $ 12,625

Acquisition costs:

Period Ended February 28, 2001			Period ended February 29, 2000		
Balance August 31, 2000	Additions	Balance February 28, 2001	Balance August 31, 1999	Additions	Balance February 29, 2000
$ 10,685	$ 1,940	$ 12,625	-	$ 10,685	$ 10,685

b) Expenditures to non-arms length parties:
Management fee paid to a director and officer. -

2. For the quarter under review:
   a) Securities issued: Nil

   b) Options granted: Nil

3. As at the end of the quarter:
   a) Authorized capital: 49,978,342 common shares
   Issued and outstanding: 12,991,818 common shares

   b) Summary of options, warrants, and convertible securities outstanding:

Security	Number Outstanding	Exercise Price	Expiry Date
		$	
Options	914,282	0.23	April 8, 2003
Special Warrants	2,500,000	0.105	May 5, 2001

   c) Shares in escrow: 546,238
   Shares subject to pooling: Nil

   d) Directors: Thomas R. Tough
   Satwinder Banipal
   Curtis Huber

   Officers: Thomas R. Tough - President
   Jatwinder Sidhu - Secretary
   Lakhwindar Janda - CFO

DESERT SUN MINING CORP.
Quarterly Report to February 28, 2001

SCHEDULE C: MANAGEMENT DISCUSSION

Review of Operations:

During the quarterly period from November 30, 2000 to February 28, 2001:

The Company has completed its acquisition and finalization of agreements pertaining to the sole and exclusive right and option to earn up to an 80% interest in the Tubutama Borate Project in the Altar Mining Agency, Sonora, Mexico, by paying the optionors $50,000, issuing the optionors 120,000 common shares (at a deemed price of $0.19 per share), incurring expenditures of $250,000 on the project, and completing certain mine development work, all in installments over the course of the earn-in.

The Company may elect to proceed to artisanal production on the project and earn a 60% undivided interest or proceed to full scale commercial production and earn an 80% undivided interest. Upon the interest of the Company being determined under the earn-in, the parties will form a joint venture for the further development and operation of the project.

Formal agreements have been completed and notice of those agreements have been accepted for filing by the Canadian Venture Exchange.

The Company is currently waiting for final government approval and receipt of the certification of the transfer of the titles to the claims that comprise the Tubutama borate project to the Company's wholly owned subsidiary **Desert Sun de Mexico S.R.L. de C.V.**

Changes in Management:

On February 23, 2001, Thomas R. Tough, Curtis Huber, and Satwinder Banipal were elected to the Board of Directors of the Company. There have been no changes in management during this quarter.

Special Resolutions Passed by Shareholders:

There were no special resolutions passed by the shareholders during this quarter.

Investor Relations:

The Company is not a party to any investor relation contracts and no significant investor relation activities undertaken by or on behalf of the Company during the last quarter.

Financial Analysis:

Other than minimal administration costs, a total of $12,625 have been expended on set up costs for the acquisition of the Tubutama Project, Sonora, Mexico.

FORM 61

QUARTERLY REPORT

quarterly

Incorporated as part of: ______x_____ **SCHEDULE A**

____________ **SCHEDULES B & C**

ISSUER DETAILS:

DESERT SUN MINING CORP.
#630 - 470 Granville Street
Vancouver, BC V6C 1V5

Telephone: (604) 531-9639
Fax: (604) 531-9634

Contact Person:	Thomas Tough
Contact's Position:	Director
Contact Telephone Number:	(604) 685-2542
For Quarter Ended:	May 31, 2001
Date of Report:	July 18, 2001

CERTIFICATE:

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name: Thomas R Tough *"Thomas Tough"*
Date Signed: July 18, 2001

Director Full Name: Satwinder Banipal *"Satwinder Banipal"*
Date Signed:July 18, 2001

DESERT SUN MINING CORP.

Interim Financial Statements

May 31, 2001

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

NOTICE TO READER

We have compiled the balance sheet of Desert Sun Mining Corp. as at May 31, 2001 and the statements of operations and deficit and cash flows for the nine month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, B.C.
July 18, 2001

DESERT SUN MINING CORP.

Consolidated Balance Sheets

As at May 31,

	2001 $	2000 $
ASSETS		
Current Assets		
Cash	2,446	180,387
Accounts receivable	1,007	1,045
Prepaid expenses	157	-
	3,610	181,432
Capital assets	6,796	8,494
Resource property costs	23,105	16,266
	33,511	206,192
LIABILITIES		
Current		
Accounts payable and accrued liabilities	100,138	90,498
Due to related parties (note 3)	80,306	183,785
Loan payable	-	15,000
	180,444	289,283
Non-controlling interest in Sun River Gold Phils. Inc.	-	7,080
	180,444	296,363
SHAREHOLDERS' DEFICIENCY		
Share capital	6,937,867	6,693,257
Special warrants	-	236,250
Deficit	(7,084,800)	(7,019,678)
Continuing operations (note 1)	(146,933)	(90,171)
	33,511	206,192

DESERT SUN MINING CORP.

Consolidated Statements of Operations and Deficit

For the Nine Month Periods Ended May 31,

	2001	2000
	$	$
Revenue		
Interest Income	104	2,826
Expenses		
Amortization	1,199	1,500
Bank charges and interest, net	228	864
Foreign exchange (gain) loss	(26)	56
Investor relations and shareholders information	-	18
Management fees	13,500	15,000
Office and miscellaneous	3,851	1,754
Professional fees	9,626	13,560
Rent	4,500	8,128
Transfer agent, listing and filing fees	6,665	5,697
Travel and promotion	612	-
	40,155	46,577
Loss for the period	(40,051)	(43,751)
Deficit - beginning of period	(7,044,749)	(6,975,927)
Deficit - end of period	(7,084,800)	(7,019,678)
Loss per share	$ (0.00)	$ (0.00)
Weighted average number of shares outstanding	13,159,939	13,006,255

DESERT SUN MINING CORP.

Consolidated Statements of Cash Flows

For the Nine Month Periods Ended May 31,

Cash Resources Provided By (Used In)	2001 $	2000 $
Operating Activities		
Loss for the period	(40,051)	(43,751)
Item not affecting cash:		
Amortization	1,199	1,500
	(38,852)	(42,251)
Net changes in non-cash working capital components:		
Accounts receivable	1,802	(281)
Accounts payable and accrued liabilities	11,080	(49,579)
Due to related parties	23,469	32,534
Prepaid expenses	(157)	-
	(2,658)	(59,577)
Investing Activities		
Resource property costs	(4,060)	(16,266)
Financing Activities*		
Loan proceeds received	-	15,000
Issuance of special warrants	-	236,250
	-	251,250
Net cash (used) provided during the period	(6,718)	175,407
Cash - beginning of period	9,164	4,980
Cash - end of period	2,446	180,387
**Supplemental Schedule of Non-Cash Operating and Financing Activities:*		
Issuance of shares for mineral property acquisition	8,360	-
Issuance of shares for special warrants converted	262,500	-

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and its principal activity is the acquisition and exploration of resource properties. The Company is currently in the exploration stage of developing its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

These consolidated financial statements have been prepared assuming the Company will continue as a going concern for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred substantial operating losses over the past several years and has a working capital deficiency of $176,834 and a capital deficiency of $146,933.

The ability of the Company to continue as a going concern is dependent upon its ability to generate profitable operations in the future and obtain additional financing. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2. ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The accompanying unaudited interim consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements dated August 31, 2000. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected. The results forthe nine months ended May 31, 2001 are stated utilizing the same accounting policies and methods of application as the most recent audited consolidated financial statements, but are not necessarily indicative of the results to be expected for the full year.

3. DUE TO RELATED PARTIES

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The year end balances referred to above are non-interest bearing, unsecured, and receivable or payable on demand and have arisen from the provision of services and expense reimbursements or advances described.

The Company owes the president and his private company $40,660 for management fees, expense reimbursements and loans to the Company

The Company owes a company with directors in common $26,818 for rent and other expense reimbursements.

The Company owes a former director and his private company $12,828 for loans and expense reimbursements.

FORM 61

QUARTERLY REPORT
quarterly

Incorporated as part of: ____________ **SCHEDULE A**
______x______ **SCHEDULES B & C**

ISSUER DETAILS:

DESERT SUN MINING CORP.
#630 - 470 Granville Street
Vancouver, BC V6C 1V5

Telephone: (604) 531-9639
Fax: (604) 531-9634

Contact Person:	Thomas Tough
Contact's Position:	Director
Contact Telephone Number:	(604) 685-2542
For Quarter Ended:	May 31, 2001
Date of Report:	July 18, 2001

CERTIFICATE:

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name: Thomas R Tough — *"Thomas Tough"*
Date Signed: July 18, 2001

Director Full Name: Satwinder Banipal — *"Satwinder Banipal"*
Date Signed:July 18, 2001

DESERT SUN MINING CORP.

Quarterly Report

May 31, 2001

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

a) Deferred costs, exploration and development:

Acquisition costs:

Period Ended May 31, 2001

Balance August 31, 2000	Additions	Balance May 31, 2001
$ 10,685	$ 12,420	$ 23,105

b) Expenditures to non-arms length parties:

Management fee paid to a director and officer.	$ 13,500

2. For the quarter under review:

a) Securities issued:

Date of Issue	Type of Issue	Number of Shares	Price per Share $	Proceeds $
37010	Mineral property	44,000	0.19	8,360
37017	Conversion of Special Warrants	2,500,000	0.105	262,500
		2,544,000		270,860

b) Options granted: Nil

3. As at the end of the quarter:

a) Authorized capital: 49,978,342 common shares

Issued and outstanding: 15,535,818 common shares

b) Summary of options, warrants, and convertible securities outstanding:

Security	Number Outstanding	Exercise Price $	Expiry Date
Options	50,000	0.20	September 16, 2003
	1,013,900	0.23	April 8, 2003
	1,553,580	0.12	June 14, 2006
	2,617,480		
Warrants	2,500,000	0.14	May 5, 2002

DESERT SUN MINING CORP.
Quarterly Report
May 31, 2001

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

a) Deferred costs, exploration and development:

Acquisition costs:

Period Ended May 31, 2001

Balance August 31, 2000	Additions	Balance May 31, 2001
$ 10,685	$ 12,420	$ 23,105

b) Expenditures to non-arms length parties:
Management fee paid to a director and officer. $ 13,500

2. For the quarter under review:
a) Securities issued:

Date of Issue	Type of Issue	Number of Shares	Price per Share $	Proceeds $
37010	Mineral property	44,000	0.19	8,360
37017	Conversion of Special Warrants	2,500,000	0.105	262,500
		2,544,000		270,860

b) Options granted: Nil

3. As at the end of the quarter:
a) Authorized capital: 49,978,342 common shares
Issued and outstanding: 15,535,818 common shares

b) Summary of options, warrants, and convertible securities outstanding:

Security	Number Outstanding	Exercise Price $	Expiry Date
Options	50,000	0.20	September 16, 2003
	1,013,900	0.23	April 8, 2003
	1,553,580	0.12	June 14, 2006
	2,617,480		
Warrants	2,500,000	0.14	May 5, 2002